Filed Pursuant to Rule 424(b)(3)

Registration No. 333-188139

PROSPECTUS SUPPLEMENT

Number 1

to

Prospectus dated June 27, 2013

of

ELITE PHARMACEUTICALS, INC.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus Supplement No. 1 supplements the information provided in our Prospectus dated June 27, 2013. This Prospectus Supplement should be read in conjunction with that Prospectus, which is to be delivered with this Prospectus Supplement.

This Prospectus Supplement includes our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2013, which discloses information about our new President and Chief Operating Officer and certain assets that we purchased.

The date of this Prospectus Supplement is August 5, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2013

Date of Report (Date of earliest event reported)

ELITE PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-15697	22-3542636
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

165 Ludlow Avenue, Northvale, New Jersey 07647

(Address of principal executive offices)

(201) 750-2646

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

See Items 2.01 and 5.02 below.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On August 1, 2013, Elite Laboratories, Inc. (“Elite”), a wholly-owned subsidiary of Elite Pharmaceuticals, Inc. (the “Company”), executed an asset purchase agreement (the “Purchase Agreement”) with Mikah Pharma LLC (“Mikah”) and acquired from Mikah a total of 13 Abbreviated New Drug Applications (“ANDAs”) consisting of 12 ANDAs approved by the U.S. Food and Drug Administration (the “FDA”) and one ANDA under active review with the FDA, and all amendments thereto (the “Acquisition”) for aggregate consideration of $10,000,000, payable pursuant to a secured convertible note due in August 2016 (the “Note”).

Elite previously purchased two ANDA products and has a development agreement with Mikah (please see the relevant disclosure in the Company’s Annual Report on form 10-K for the fiscal year ended March 31, 2013).

The products referenced in the approved ANDAs require site transfer approval with the FDA. Elite will submit filings to the FDA for each of the products for the manufacturing site transfer. The Company believes that the site transfers qualify for a CBE 30 review with one exception, which would allow for the product manufacturing transfer on an expedited basis. However, the Company can give no assurances that the site transfers will qualify for a CBE 30 review or on the timing of these transfers and the timing is dependent on the FDA reviews. The approved ANDAs include pain, antipsychotic, hypertension, antihistamine, bariatric, and muscle relaxant products. Of the thirteen products, two products are in markets where there is only one other generic competitor.

The Note is interest free and due and payable on the third anniversary of its issuance. Subject to certain limitations, the principal amount of the Note is convertible at the option of Mikah on and after the first anniversary of the date of the Note into shares of the Company’s Common Stock at a rate of $0.07 (approximately 14,286 shares per $1,000 in principal amount), the closing market price of the Company’s Common Stock on the date that the asset purchase agreement and Note were executed. The conversion rate is adjustable for customary corporate actions such as stock splits and, subject to certain exclusions, includes weighted average anti-dilution for common stock transactions at prices below the then applicable conversion rate. Pursuant to a security agreement (the “Security Agreement”), repayment of the Note is secured by the ANDAs acquired in the Acquisition.

In conjunction with the Acquisition, Nasrat Hakim, the President, CEO and principal of Mikah, was appointed President, CEO and a Director of the Company (see Item 5.02 below).

The foregoing descriptions of the Purchase Agreement, Note and Security Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, Note and Security Agreement, copies of which are attached hereto as Exhibit 10.1, 10.2 and 10.3, respectively, and each of which is incorporated herein in its entirety by reference. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with execution of the agreements.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 1, 2013, the Company hired Nasrat Hakim as its President and Chief Executive Officer effective August 2, 2013 pursuant to an executive employment agreement (the “Employment Agreement”). Mr. Hakim, age 52, has more than 30 years of pharmaceutical and medical industry experience in Quality Assurance, Analytical Research and Development, Technical Services and Regulatory Compliance. He brings with him proven management experience, in-depth knowledge of manufacturing systems, development knowledge in immediate and extended release formulations and extensive regulatory experience of GMP and FDA regulations. From 2004 through June 2013, Mr. Hakim was employed by Actavis, Watson and Alpharma in various senior management positions. Most recently, Mr. Hakim served as International Vice President of Quality Assurance at Actavis, overseeing 25 sites with more than 3,000 employees under his leadership. Mr. Hakim also served as Corporate Vice President of Technical Services, Quality and Regulatory Compliance for Actavis U.S., Global Vice President, Quality and Regulatory Compliance for Alpharma, as well as Executive Director of Quality Unit at TheraTech, overseeing manufacturing and research and development. In 2009, Mr. Hakim founded Mikah Pharma, LLC, a virtual, fully functional pharmaceutical company.

In conjunction with the retention of Mr. Hakim, Jerry Treppel resigned as the Company’s CEO. He remains Chairman of the Board of Directors.

Mr. Hakim’s career started in Medical Laboratory Technology from the Academy of Health and Sciences in the U.S. Army based in San Antonio, TX, followed by Graduate Certification in Regulatory Affairs (RAC) from California State University at Sacramento, Sacramento, CA; Bachelor in Chemistry/Bio-Chemistry and Masters of Science in Chemistry from California State University at Sacramento, Sacramento, CA; and a Masters in Law with Graduate Certification in U.S. Taxation from St. Thomas University, School of Law, Miami, FL.

Pursuant to his Employment Agreement, Mr. Hakim will receive an annual salary of $350,000 per year. The Salary will be paid in shares of the Company’s Common Stock (“Stock”) pursuant to the Company’s current procedures for paying Company executives in Stock. He also will be entitled to an annual bonus equal to up to 100% of his annual salary (also payable in stock) based upon his ability to meet certain Company milestones to be determined by the Company’s Board of Directors (the “Board”). The Board may also award discretionary bonuses in its sole discretion. Mr. Hakim is entitled to employee benefits (e.g., health, vacation, employee benefit plans and programs) consistent with other Company employees of his seniority and a car allowance. The Employment Agreement contains confidentially, non-competition and other standard restrictive covenants.

Mr. Hakim’s employment is terminable by the Company for cause (as defined in the Employment Agreement). The Employment Agreement also may be terminated by the Company upon at least 30 days written notice due to disability (as defined in the Employment Agreement) or without cause. Mr. Hakim can terminate the Employment Agreement by resigning, provided he gives notice at least 60 days prior to the effective resignation date. If Mr. Hakim is terminated for cause or he resigns, he only is entitled to accrued and unpaid annual salary, accrued vacation time and any reasonable and necessary business expenses, all through the date of termination and payable in stock (“Basic Termination Benefits”) .. If Mr. Hakim is terminated because of disability or death, in addition to Basic Termination Benefits, He is entitled his pro rata annual bonus through the date of termination (payable in Stock). If the Company terminates Mr. Hakim without cause, In addition to Basic Termination Benefits, Mr. Hakim is entitled to his pro rata annual bonus through the date of termination and an amount equal to two years’ annual salary (all payable in Stock).

Upon a Change of Control (as defined in the Employment Agreement), Mr. Hakim is entitled to a payment in an amount equal to two years base annual salary in effect upon the Date of Termination, less applicable deductions and withholdings, payable in Stock computed in the same manner as set forth as the Salary.

The foregoing description of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, a copy of which is attached hereto as Exhibit 10.4, and is incorporated herein in its entirety by reference.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits

10.1	August 1, 2013, Asset Purchase Agreement between the Company and Mikah Pharma LLC.*
10.2	August 1, 2013 Secured Convertible Note from the Company to Mikah Pharma LLC.
10.3	August 1, 2013 Security Agreement from the Company to Mikah Pharma LLC.
10.4	August 1, 2013 Hakim Employment Agreement.
99.1	Press Release dated August 5, 2013.

___________________

* Confidential portions of this exhibit has been redacted and filed separately with the Commission pursuant to a confidential treatment request in accordance with Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 5, 2013

ELITE PHARMACEUTICALS, INC.

By:	s/Nasrat Hakim
Nasrat Hakim, President and CEO